Execution Version

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

POSITIVE POLAR LLC,

a Delaware limited liability company

Dated Effective As Of

June 2, 2023

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THIS LIMITED LIABILITY COMPANY AGREEMENT OR THE INTERESTS PROVIDED FOR HEREIN. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THE MEMBERSHIP INTERESTS HEREIN HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND THE COMPANY FORMED HEREBY IS UNDER NO OBLIGATION TO REGISTER THE INTERESTS UNDER SAID SECURITIES ACT IN THE FUTURE. SIGNIFICANT AND SUBSTANTIAL RESTRICTIONS ARE CONTAINED HEREIN WITH RESPECT TO TRANSFERS OF MEMBERSHIP INTERESTS IN THE COMPANY. ACCORDINGLY, EACH HOLDER OF A MEMBERSHIP INTEREST IN THE COMPANY MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME.

Table of Contents

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") of Positive Polar LLC, a Delaware limited liability company, is effective as of June 2, 2023 (the "Effective Date") and entered into by the Members.

RECITALS:

WHEREAS, the Initial Member entered into that certain Limited Liability Company Agreement of the Company dated May 18, 2023 (the "Initial LLC Agreement").

WHEREAS, on the date herewith, the Initial Member wishes to admit the person set forth in Schedule A as an Additional Member of the Company, who shall be issued those membership interests in the Company, upon such person making her respective Capital Contribution, as set forth in Schedule A hereto and delivering to the Company an executed counterpart signature to this Agreement; and

WHEREAS, the Members wish to amend and restate the Initial LLC Agreement in its entirety and are therefore entering into this Agreement for the purpose of setting forth the terms upon which the Company shall be managed by one or more managers (the "Managers"). This Agreement shall serve as the Company's limited liability company agreement as such term is defined under the Act and shall supersede and replace any and all operating agreements, limited liability company agreements, shareholder agreements, investor rights agreements and similar agreements entered into prior to the Effective Date.

NOW, THEREFORE, in consideration of the promises and the mutual covenants, agreements, and considerations herein contained, and other good and valuable consideration, which consideration the parties hereby acknowledge and confirm the receipt and sufficiency thereof, the parties hereto agree as follows:

AGREEMENTS:

1. GENERAL INTENT; DEFINITIONS

1.1 Effective Date. This Agreement, and the terms, conditions and obligations of the parties contained herein, shall become effective on the Effective Date.

1.2 Definitions. When used herein, the following terms shall have the meanings assigned to them in this Section 1.2:

Act. The meaning set forth in the Preamble.

Additional Capital Contributions. The meaning set forth in Section 3.3.

Additional Member. The meaning set forth in Section 3.2.1.

Affiliate. With respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is controlled by or is under common Control with such specified Person, including, any partner, officer, director or shareholder of such Person, and any investment vehicle now or hereafter existing that is Controlled by or under common Control with one or more general partners or managing members of, or shares the same management company with, such specified Person.

Applicable Law. With respect to any Person, all provisions of laws, statutes, ordinances, rules, regulations, permits or certificates of any governmental or regulatory authority applicable to such Person or any of its assets or property, and all judgments, injunctions, orders and decrees of any governmental or regulatory authorities in proceedings or actions in which such Person is a party or by which any of its assets or properties are bound.

Available Cash. For any period, all cash receipts of the Company from whatever source derived, including cash on hand or in the bank, money market, or similar account of the Company, but excluding Capital Contributions, that the Managers determine to be available for distribution by the Company, in their sole and absolute discretion, *minus* (i) all fees, expenses, costs, charges, liabilities and obligations of the Company for such period and (ii) the establishment or replenishment of or contribution to the Reserves as the Managers shall otherwise deem necessary for taxes, future investments, debt service, and other expenses and other working capital requirements of the Company or for contingent or unforeseen liabilities of the Company.

Business. The meaning set forth in Section 2.7.

Capital Account. The meaning set forth in Section 3.5.

Capital Contributions. The amount of cash or the agreed fair market value of property contributed by each Member to the capital of the Company, as reflected in the books of the Company. The current Capital Contribution made by each Member is set forth on Schedule A.

Certificate. The meaning set forth in Section 3.1.2.

Charter. The meaning set forth in Section 2.2.

Chile OpCo. Positive Polar SpA, a *sociedad por acciones* organized and existing pursuant to the laws of Chile.

Code. The Internal Revenue Code of 1986, as amended from time to time, or any corresponding provision or provisions of any federal internal revenue law enacted in substitution of the Internal Revenue Code of 1986.

Company. The meaning set forth in Section 2.1.

Confidential Information. Any and all information of a confidential or proprietary nature (whether or not specifically labeled or identified as "confidential"), in any form or medium, that relates to the Company's business or its suppliers, distributors, customers, independent contractors or other business relations.

Control. The possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, general partnership or Units, by contract or otherwise.

Current Business. The business and activities related to the rendering of certain services, (including, but not limited to, marketing, production, sales, accounting services, operations and logistics) for cruises' tourism, ocean fertilization, and all other businesses and activities, at the time of analysis, that the Company and any of its subsidiaries is at such time engaged in or has taken substantial, corroborated steps to enter into.

Deadlock. Any situation in which the consent or vote of the Managers or Members, as applicable, regarding an action to be taken or decision of the Company, do not constitute the number of Managers or Members, as applicable, needed to approve or reject such action or decision.

Effective Date. The meaning set forth in the Preamble.

Event of Dissolution. The meaning set forth in Section 11.2.

Gross Asset Value. With respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the fair market value of such asset as determined by the Managers;

(ii) the Gross Asset Value of each Company asset shall be adjusted to equal its respective gross fair market value as of the following times: (1) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (2) the distribution by the Company to a Member of more than a *de minimis* amount of Company assets as consideration for an interest in the Company; or (3) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (1) and (2) above shall be made only if the Managers determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii) the Gross Asset Value of any Company asset distributed to any Member shall be the fair market value of such asset on the date of distribution as determined by the Managers; and

(iv) the Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this clause (iv) to the extent the Managers determine that an adjustment pursuant to clause (ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to clauses (i), (ii), or (iv) above, such Gross Asset Value shall thereafter be adjusted by the depreciation or amortization deductions taken into account with respect to such asset for purposes of computing the Company's taxable income.

Indemnitee. The meaning set forth in Section 9.1.

Independent Third Party. Means, with respect to any Person, (i) any Person who is not an Affiliate or Relative of such Person, (ii) does not have any direct material financial interest or any indirect material financial interest in the Company (for clarity, excluding payments made directly for services rendered in such Persons role as an Independent Third Party under this Agreement) or any of its subsidiaries, or in any Affiliate of the Company or any of its subsidiaries and (iii) is not an officer, employee, trustee, partner, member, director of, or a Person performing similar functions for, the Company or any of its subsidiaries or any Affiliate of the Company or any of its subsidiaries.

Initial Member. Means Hugo Christopher Hinrichsen.

Major Decision. The meaning set forth in Section 6.9.

Majority in Interest. The vote or written consent or approval of Members owning at least a majority of all outstanding Units entitled to vote.

Managers. The meaning set forth in the Preamble.

Members. The Members as of the Effective Date and any Additional Members, and each of their permitted successors and assigns, in each such Person's capacity as a member of the Company.

Membership Interests. The entire limited liability company interest and voting and economic interest in the Company of a Member, which shall (i) include such Member's rights to any and all distributions, allocations and other incidents of participation in the Company to which such Member may be entitled, as provided in this Agreement and under the Act, and (ii) include its Capital Account hereunder.

Notice. Means notice sent pursuant to the terms of Section 16.3.

Offering Member. The meaning set forth in Section 13.4.1(a).

Offering Member Notice. The meaning set forth in Section 13.4.1(b).

Offering Interests. The meaning set forth in Section 13.4.1(a).

Permitted Transfer. The meaning set forth in Section 13.3.

Person. Any individual, sole proprietorship, partnership, joint venture, limited liability company, limited liability partnership, trust, estate, unincorporated organization, association, corporation, institution or other entity.

Prohibited Person shall mean any Person who is (i) engaged in any business or investment activity or providing any services that are directly or indirectly competitive with the Current Business, including a Person that owns a controlling interest in such a business, (ii) an adverse party in any significant legal or arbitration proceeding with the Company or any of its Affiliates (other than a legal or arbitration proceeding primarily related to the payment of a debt obligation), (iii) named on the most current list of Specially Designated Nationals and Blocked Persons maintained and published by OFAC at its official website, http://www.treasury.gov/ofac/downloads/t11sdn.pdf (or at any replacement website or other replacement official publication of such list), (iv) indicted for or convicted of a felony, any Disqualification Event becoming applicable to a Member or any of the Member's Rule 506(d) Related Parties, or engages in conduct in bad faith or that constitutes recklessness, fraud or intentional wrongdoing and is likely to have a material adverse effect on the Company, or (v) an Affiliate of any Person described in clauses (i) through (iv).

Purchasing Member. The meaning set forth in Section 13.4.1(c).

Pro Rata Portion. With respect to any Member, the percentage determined by dividing (x) the number of Units owned by such Member by (y) the total number of issued and outstanding Units of the Company.

Relative. An individual's spouse, sibling or lineal descendant or ancestor (including by adoption).

Reserves. Reserve funds that the Managers shall set aside and reserve from the gross revenues of the Company, which reserves shall be used by the Managers as they shall deem necessary for taxes, future investments, debt service, and other expenses and other working capital requirements of the Company or for contingent or unforeseen liabilities or obligations of the Company.

ROFO Notice Period. The meaning set forth in Section 13.4.1(c).

ROFO Offer Notice. The meaning set forth in Section 13.4.1(c).

Subsidiary. Any Person, of which a majority of the equity securities or voting control, is owned, directly or indirectly by the Company, including Chile OpCo, which is wholly-owned or substantially wholly-owned by the Company.

Securities Act. The meaning set forth in Section 13.2.

Supermajority. The consent of Members owning at least three fourths (3/4) of all outstanding Units entitled to vote.

Transfer. Any transfer, assignment, sale, conveyance, lease, partition, pledge or grant of a security interest in a Member's Units. For purposes of this Agreement, any transfer, exchange or series of transfers (or exchanges) of the stock, partnership, membership or other ownership interests of any Member that is a business organization or an entity (or any combination of such transfers or exchanges, whether direct or in connection with a merger, acquisition, sale, or similar reorganization or transaction involving the stock or other ownership interests of such Member) or

any other transaction, the effect of which is that the Persons who owned, beneficially or of record, or had the right to vote more than fifty percent (50%) of the outstanding stock or other ownership interests in such Member as of the Effective Date no longer own more than fifty (50%) of such stock or other ownership interests, then a Transfer shall also be deemed to have occurred with regard to the Interest owned by such Member. Capitalized terms containing "Transfer" as a root, such as "Transferee," "Transferring" or "Transferor," shall have corresponding meanings in this Agreement.

Treasury Regulations. The federal income tax regulations promulgated by the U.S. Department of Treasury, or any amendment or successor provision thereto, pursuant to or in interpretation of the Code.

Units. The meaning set forth in Section 3.1.2.

2. ORGANIZATIONAL MATTERS

2.1 Name. The name of this limited liability company is "Positive Polar LLC" (the "Company").

2.2 Charter. The Certificate of Formation of the Company (the "Charter") was filed with the Secretary of State for the State of Delaware on May 18, 2023.

2.3 Effective Date. This Agreement and the terms, conditions and obligations of the parties contained herein, shall become effective on the Effective Date.

2.4 Duration. The Company commenced effective as of the date specified in the Charter and shall exist until dissolved as provided in this Agreement.

2.5 Principal Office. The Company's principal office will initially be at 88 Salada Ave., Pacifica, California 94044, but it may be relocated by the Managers from time to time upon notice to the Members.

2.6 Designated Office and Agent for Service of Process. The Company's initial registered office is as set forth in the Charter. The Company's designated/registered office and its agent for service of process may only be changed by filing notice of the change with the Secretary of State of the State of Delaware.

2.7 Purposes and Powers. The purpose of the Company shall be to engage in any lawful business that may be engaged in by a limited liability company organized under the Act, as such business activities may be determined by the Members from time to time ("Business"). The Company has the power to do all things necessary, appropriate, proper, advisable, incident, or in furtherance of such Business.

2.8 Title to Assets and Property. Title to all assets and property (real or personal, tangible or intangible) acquired by the Company will be held in the name of the Company and be owned by the Company as an entity. No Member has any right to the assets or property of the Company or any ownership interest in those assets or properties except indirectly as a result of the Member's ownership of an interest in the Company. No Member has any right to partition any

assets or properties of the Company or any right to receive any specific assets upon liquidation of the Company or upon any other distribution from the Company.

3. MEMBERS, CONTRIBUTIONS AND INTERESTS

3.1 Membership Interests.

3.1.1 The names and addresses of the Members of the Company, the amounts of their respective Capital Contributions, and Units are set forth on Schedule A hereto. As of the Effective Date, each Member has made the Capital Contributions set forth opposite such Member's name on Schedule A. The Managers shall revise Schedule A to reflect any change, in accordance with the terms set forth in this Agreement, to the name, address, Capital Contributions, and Units of the Members.

3.1.2 Each Member's Membership Interest shall be represented by and referred to as "Units", and the Managers may, in their sole discretion, issue a certificate in a form approved by the Managers to evidence such Units (a "Certificate").

3.1.3 Each Certificate, if any, representing Units shall be stamped or otherwise imprinted with a legend in substantially the following form:

> "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED, PLEDGED, OR OTHERWISE DISPOSED OF IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT, UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT OR, AS REQUESTED BY THE COMPANY, AN OPINION OF COUNSEL OR REPRESENTATION REASONABLY SATISFACTORY TO THE COMPANY TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RIGHTS OF FIRST OFFER, RESTRICTIONS ON TRANSFER AND OTHER RESTRICTIONS CONTAINED IN A LIMITED LIABILITY COMPANY AGREEMENT. A COPY OF THE LIMITED LIABILITY COMPANY AGREEMENT MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE COMPANY."

3.2 Additional Members.

3.2.1 Additional Members of the Company (including any Person not a Member on the date hereof) shall be admitted only in accordance with Section 13.1 or this Section 3.2 (any such member, an "Additional Member").

3.2.2 The admission of any Person as an Additional Member is subject to (i) the prior approval of a Supermajority of the Members and (ii) execution of a counterpart agreement to this Agreement substantially in the form of Exhibit A (the "Joinder") attached hereto and incorporated by this reference herein, providing the Managers with reasonable evidence, as requested, that the Member is not a Prohibited Person and has been Transferred or been issued the

Units in accordance with this Agreement, and the Managers determining in their reasonable discretion that the representations and warranties to be made by such Additional Member upon entering into this Agreement are true and correct with respect to such Additional Member.

3.3 Additional Contributions. No Member is required to make additional Capital Contributions to the Company ("Additional Capital Contributions"). If agreed to by a Majority in Interest of all the Members in writing, one or more Members may make Additional Capital Contributions in exchange for additional Units or any other consideration or no additional consideration, on the terms and conditions agreed upon by all such Members in writing, in which case, the foregoing terms of this Section 3.3 shall not apply.

3.4 No Interest on Capital Contributions. No interest will be paid on Capital Contributions (including Additional Capital Contributions).

3.5 Capital Accounts. (a) An individual capital account ("Capital Account") will be established and maintained for each Member, including any Additional Member. The Capital Account of each Member consists of (i) the amount of cash that a Member has contributed to the Company, *plus* (ii) the agreed fair market value of any tangible and intangible property that Member has contributed to the Company, net of any liabilities assumed by the Company or to which that property is subject, *plus* (iii) the amount of profits or income (including tax-exempt income and any other item required to be credited for proper maintenance of Capital Accounts by the final Treasury Regulations under Section 704(b) of the Code) allocated to that Member, *less* (iv) the amount of losses and deductions allocated to that Member, *less* (v) the amount of all cash distributed, to that Member, *less* (vi) the fair market value of any property distributed to that Member, net of any liability assumed by that Member or to which that property is subject, and *less* (vii) that Member's share of any other expenditures which are not deductible by the Company for federal income tax purposes and which are not allowable as additions to the basis of Company property; all however, subject to such other adjustments as may be required for proper maintenance of Capital Accounts by the Treasury Regulations under Section 704(b) of the Code. The Capital Account of a Member will not be affected by any adjustments to basis made pursuant to Section 743 of the Code but will be adjusted with respect to adjustments to basis made pursuant to Section 734 of the Code. All Capital Accounts must be maintained in accordance with the federal income tax accounting principles prescribed in Treasury Regulations §1.704-1(b)(2)(iv).

(a) No Member has the right to withdraw its Capital Contribution or to demand and receive property of the Company or any distribution in return for its Capital Contribution, except as may be specifically provided in this Agreement, required by Applicable Law, or agreed to in writing by a Majority in Interest the Members.

(b) A Member may only demand the return of its Capital Contribution (i) on the winding up of the Company in accordance with the terms of this Agreement, or (ii) as may otherwise be required in the Act.

(c) Except as is specifically provided otherwise in this Agreement or in the Act, no Member will have any liability or obligation to restore a negative or deficit balance in that Member's Capital Account.

(d) In connection with (1) a Capital Contribution of money or other property (other than a *de minimis* amount) by a new or existing Member as consideration for Units, (2) the liquidation of the Company or a distribution of money or other property (other than a *de minimis* amount) by the Company to a withdrawing Member, or (3) the grant of Units in the Company as consideration for the provision of services to or for the benefit of the Company, the Capital Accounts of the Members may (as agreed upon by the Members) be adjusted to reflect a revaluation of Company property (including tangible assets) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f). If, under Section 1.704-1(b)(2)(iv)(f) of the Regulations, the Company property that has been revalued is properly reflected in the Capital Accounts and on the books of the Company at a book value that differs from the adjusted tax basis of such property, then depreciation, amortization and gain or loss with respect to such property shall be shared among the Members in a manner that takes account of the variation between the adjusted tax basis of such property and the book value, in the same manner as variations between the adjusted tax basis and fair market value of property contributed to the Company are taken into account in determining the Members' shares of tax items under Code Section 704(c).

4. ALLOCATION OF PROFITS AND LOSSES

4.1 Determination. The net profit or net loss of the Company for each fiscal year will be determined according to the accounting principles employed in the preparation of the Company's federal income tax return for such fiscal year. In computing net profit or net loss for purposes of allocation between Members, no special provision will be made for tax-exempt or partially tax-exempt income of the Company, and all items of the Company's income, gain, loss, or deduction required to be separately stated under Treasury Regulation §703(a)(1) will be included in the net profit or net loss of the Company.

4.2 Allocation of Net Profits and Net Losses. Except as otherwise provided under this Section 4, net profit and net loss (and, to the extent necessary, individual items of income, gain, loss, deduction or credit) of the Company shall be allocated among the Members in a manner such that the Capital Account balance of each Member, immediately after making such allocation, is, as nearly as possible equal (proportionately) to the distributions that would be made to such Member if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Values, all Company liabilities were satisfied and the net assets of the Company were distributed to the Members in accordance with Section 12.1.3. If the net profit and net loss allocable to the Members pursuant to this Section 4.2 are insufficient to allow the Capital Account balance of each Member to equal such Member's share of the Company's assets as set forth in this Agreement, such net profit or net loss shall be allocated among the Members in such a manner as to decrease the differences between the Members' respective Capital Account balances and their respective shares of the Company's assets in proportion to such differences. Notwithstanding the foregoing, the Managers may make any modifications and adjustments to the allocations that they believe are necessary to comply with Applicable Law and to ensure that the allocations achieve the results intended by the Members hereunder.

4.3 Allocations Solely for Tax Purposes. In accordance with Code §704(c) and the corresponding regulations, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company will be allocated among the Members, solely for income tax purposes, so as to take into account any variation between the adjusted basis of such property for federal income tax purposes in the hands of the Company and the agreed value of such property

as set forth in this agreement, or in any document entered into at the time an additional contribution is made to the Company. Any elections or other decisions relating to the allocations to be made under this Section 4.3 will be made by the Managers. The allocations to be made under this section are solely for purposes of federal, state, and local income taxes and will not affect, or in any way be taken into account in computing, any Member's Capital Account, allocable share of the net profits and net losses of the Company, or right to distributions.

4.4 Ratable Allocation. If a Member has not been a Member during a full fiscal year of the Company, or if a Member's Units in the Company changes during a fiscal year, the net profit or net loss for the year will be allocated to the Member based only on the period of time during which the Member was a Member or held a particular Units. In determining a Member's share of the net profit or net loss for a fiscal year, the Managers may allocate the net profit or net loss ratably on a daily basis using the Company's usual method of accounting. Alternatively, the Managers may separate the Company's fiscal year into two or more segments and allocate the net profits or net losses for each segment among the Persons who were Members, or who held particular Units, during each segment based upon their Units during that segment.

4.5 Qualified Income Offset. If a Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), any of which causes or increases a deficit in such Member's Capital Account, then such Member will be specially allocated items of income and gain in an amount and manner sufficient to eliminate such deficit balance created or increased by such adjustment, allocation, or distribution as quickly as possible; provided, however, that an allocation will be made if and only to the extent that such Member would have an adjusted Capital Account deficit after all other allocations provided for herein have been tentatively made as if this provision were not in the Agreement.

5. DISTRIBUTIONS

5.1 Tax Distributions. The Company shall, prior to making any distributions under (or by reference to) Section 5.2, advance to each Member an amount equal to (a)(x) that portion of the Company's net taxable income allocated to such Member for a taxable period *multiplied by* (y) the sum of (i) the highest federal income tax rate and (ii) if applicable, the highest state and local income tax rates in effect for such taxable period (including any surtax rates) applicable to such Member, *less* (b) the amount of any distributions to such Member previously made by the Company with respect to such taxable period; provided, however, that such distributions to the Members shall not exceed the Available Cash. For the sake of clarification, such earlier advance to a Member under this Section 5.1 shall be deemed an advance of and netted against the next distributions due to such Member under (or by reference to) Section 5.2.

5.2 Additional Distributions. Subject to the restrictions governing distributions under the Act, if and to the extent there is Available Cash, additional distributions of cash may be made at any time and from time to time by the Company to the Members, at such times and in such amounts as the Managers determine in their sole discretion, such distributions to be made to the Members in accordance with their Pro Rata Portion.

6. MANAGERS

6.1 Number and Qualifications. The Company will be manager-managed for purposes of the Act. The number of Managers serving at any given time shall be two (2), which number may be changed from time to time by written approval of a Supermajority of the Members.

6.2 Initial Managers; Additional Managers. The Majority in Interest of the Members shall have the right to, at any time, appoint, remove and/or replace the Managers. The right to appoint a Manager may not be assigned to any other Person. The initial Managers are set forth on Schedule B, and shall serve as Managers until their earlier death, resignation or removal by the Members.

6.3 Authority; Actions of the Managers.

6.3.1 As the Managers of a manager-managed limited liability company under the Act, the Managers, subject to Section 6.9 shall (i) have the right to manage the Business of the Company, and (ii) have all powers and rights necessary or advisable to effectuate and carry out the purposes and business of the Company and, in general, all powers permitted to be exercised by a manager under the Act. Any action or decision of the Managers shall only be made upon the approval of a majority of all Managers, unless such action or decision, requires a different method of approval under this Agreement. If approval from the Managers for such action or decision is not obtained for such action or decision in accordance with this Agreement, then the action or decision shall not be made by the Company, and the Managers shall not take any action, expend any sum, make any decision or incur any obligation (or authorize any of the same) with respect to such action or decision (including making or permitting any such decision to be made on behalf of a Company subsidiary). The Managers may, but are not required to, refer any matter to a vote of the Members. In connection with the foregoing, the Managers are hereby authorized and empowered to act through the Managers, officers, employees and other Persons designated by the Managers in carrying out any and all of the powers and authorities that the Managers possess under this Agreement and the Act.

6.4 Compensation and Reimbursement. The Managers shall be paid such salaries and other compensation as may be fixed at any time and from time to time by action of the Members. Managers are also entitled to reimbursement from the Company for reasonable expenses incurred on behalf of the Company.

6.5 Meetings of Managers. Meetings of the Managers may be called by any Manager. Meetings of the Managers will be held at the principal office of the Company, unless another place is fixed by action of the Managers. Notice of the date, time, and place of all meetings shall be given to each Manager at least 48 hours prior to the meeting, and it is required that each Manager be permitted to participate via telephone conference or other means permitted by Section 8.3. The presence of at least a majority of the Managers constitutes a quorum for any meeting of the Managers. Each Manager is entitled to one vote, and a matter submitted to a vote at a meeting of the Managers will be approved if a majority of all Managers (regardless of whether or not all Managers are present at the meeting) vote in favor of the matter.

6.6 Signing Authority. Each officer, employee and other Person to which the Managers delegates such authority (including to a Manager) in accordance with the terms set forth

under Section 6.7 is authorized, in the name and on behalf of the Company, to sign and deliver all agreements, leases, notes and other documents and instruments which are necessary, appropriate or convenient for the conduct of the Company's Business and the furtherance of its purposes. For clarity, each Member hereby acknowledges and agrees that the requirements of Section 6.3 may be satisfied without any further action being taken with respect to the subject action or decision of (1) the Managers adopting a formal written consent with respect to any such action or decision in accordance with Section 8.2, and/or (2) all of the Managers executing any contract, agreement or other document in the name of or on behalf of the Company.

6.7 Officers and Delegates of the Managers. Except as otherwise provided herein, the Managers may appoint one or more officers of the Company (each an "Officer" and, collectively, the "Officers"), which shall consist of a Chief Executive Officer and President, and a Treasurer and a Secretary, and which may consist of such other Officers, including a, Chief Operating Officer, a Chief Financial Officer, a Chief Technology Officer one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Managers may determine. If authorized by a resolution of the Managers, the Chief Executive Officer may be empowered to appoint from time to time Assistant Secretaries and Assistant Treasurers. The initial Officers shall be as set forth on Schedule B herein. Any Officer need not be a Member or Manager. Any number of offices may be held by the same Person. Except as otherwise provided by the Act or by this Agreement and unless otherwise specified in the vote appointing him or her, each of the Officers shall hold office until his or her successor is elected or until his or her earlier resignation or removal. Any vacancy in any office may be filled for the unexpired portion of the term by the Managers.

6.7.1 Chief Executive Officer and President. The Chief Executive Officer and President, subject to the direction of the Managers, shall have general supervision and control of the Company's business. Unless otherwise provided by the Managers, he or she shall preside, when present, at all meetings of the Members. Any action taken by the Chief Executive Officer and the signature of the Chief Executive Officer on any agreement, contract, instrument or other document on behalf of the Company shall, with respect to any third-party, be sufficient to bind the Company and shall conclusively evidence the authority of the Company with respect thereto.

6.7.2 Treasurer. The Treasurer shall have custody of all funds, securities, and valuable documents of the Company and shall have general charge of the financial affairs of the Company.

6.7.3 Secretary; Assistant Secretaries. The Secretary shall record all the proceedings of the meetings of the Managers in books kept for that purpose. In his or her absence from any such meeting an Assistant Secretary, or if there be none or he or she is absent, a temporary secretary chosen at the meeting, shall record the proceedings thereof. The Secretary shall have such other duties and powers as may be designated from time to time by the Managers, the President or the Chief Executive Officer.

6.7.4 Other Powers and Duties. Subject to this Agreement, each officer of the Company shall have, in addition to the duties and powers specifically set forth in this Agreement, such duties and powers as are customarily incident to his or her office, and such duties and powers as may be designated from time to time by the Managers. The Members hereby agree that only the signature of the CEO on any agreement, contract, instrument or other document on behalf of the

Company shall, with respect to any third-party, be sufficient to bind the Company and shall conclusively evidence the authority of the Company with respect thereto.

6.8 Deadlock. If there is a Deadlock as to any decision or action, then the action or decision shall not be made by the Company (nor any Company subsidiary), and the Managers, Members, officers, agents and delegates of the Company shall not take any action, expend any sum, make any decision or incur any obligation (or authorize any of the same) with respect to such action or decision, except with the written approval of a Supermajority of the Members.

6.9 Major Decisions. Notwithstanding anything to the contrary in this Agreement, the Company shall not, and no Manager, officer, agent or other delegate of the Company shall, either directly or indirectly by agreement, amendment, merger, consolidation or otherwise, make any Major Decision (or expend any sum, or incur any obligation (or authorize any of the same) with respect to such action or decision)) without the written consent or affirmative vote of a Supermajority of the Members, including making or permitting to be made, any Major Decision on behalf of any other Company Subsidiary. The following (and any of the following as applied to a Company Subsidiary) are "Major Decisions":

6.9.1 Selling, conveying or disposing by any means, to any Person, all or substantially all of the assets of the Company;

6.9.2 Incurring any indebtedness in excess of $50,000, pledging or granting liens on any assets, or guaranteeing, assuming, endorsing or otherwise becoming responsible for the obligations of any other Person for any amount;

6.9.3 Authorizing the acquisition of any capital, fixed or real estate asset (including through a joint venture, co-development, partnership or other association with a third party) with a purchase price, individually or in the aggregate for any fiscal year of the Company, in excess of $50,000;

6.9.4 Authorizing any transaction, agreement or arrangement between the Company and an Affiliate, Member, Manager, employee or agent of the Company, other than compensation for services rendered in the ordinary course of business on an arms-length basis (in addition, any such transaction, agreement or arrangement must be fair and reasonable to the Company unless approved by all of the non-interested Members);

6.9.5 Assigning or transferring any material intangible or intellectual property held or owned by the Company or with respect to which the Company has rights, including, without limitation, the Company's copyrights and trademarks, as well as the granting of any license or right with respect to such intangible or intellectual property, other than a non-exclusive license in the ordinary course of business;

6.9.6 Except in accordance with Section 3 of this Agreement, (i) issuing or selling Units of the Company to any Person and the amount of any such capital increase, (ii) permitting any Person to make Capital Contributions to the Company, or (iii) entering into or effecting any transaction or series of related transactions involving the repurchase, redemption or other acquisition of any Units from any Person;

6.9.7 Authorizing any declaration of bankruptcy, suspension of payments for the legal obligations or liabilities of the Company, assignment of any assets of the Company for the benefit of creditors, insolvency proceeding, liquidation, dissolution, winding-up, recapitalization, reorganization or similar transaction or proceeding by the Company;

6.9.8 Amending, modifying or waiving any portion of this Agreement or the Charter;

6.9.9 Materially changing the nature of the Current Business, including, without limitation, through acquisition, divestiture, investment or disbursement;

6.9.10 Changing the Company's accountants or auditors or choosing its method of accounting and accounting procedures and tax elections;

6.9.11 Approving the Budget and Operating Plan, and with respect to the Company or any Company subsidiary, expending any sum or incurring any obligation in an amount exceeding (or entering any agreement that may result in such an expenditure or obligation) (i) 5% of the amount allocated to such expenditure or obligation in the Budget and Operating Plan or (ii) if no Budget and Operating Plan has been approved, $50,000; and

6.9.12 Liquidating, dissolving or winding-up the business and affairs of the Company.

6.10 Devotion of Time; Outside Activities.

Each of the Managers shall devote so much time and attention to the Business of the Company as the Members agree is appropriate. No Manager may enter into any business or investment activity or provide any services that are directly or indirectly competitive with the Current Business and must present any opportunity directly related to the Current Business to the Managers, unless the activity was approved in advance by action of a majority of the Managers who are not Affiliated with such Manager or the Current Business changed after such Manager became a Manager to include an activity in which such Manager was already engaged. If a Manager presents such opportunity to the Company and the Managers not Affiliated with such Manager fail to take action to pursue such opportunity on or prior to the thirtieth day following receipt from such Member of all the material terms and conditions of such opportunity, then such Manager may invest in, acquire or otherwise pursue such opportunity. Each Manager shall perform his or her duties as manager in good faith, in a manner the Manager reasonably believes to be in the best interests of the Company. No Manager may use any property or assets of the Company other than for the operation of the Company's business. For this purpose, the property and assets of the Company include, without limitation, information developed for the Company, opportunities offered to the Company, and other information or opportunities entrusted to a Manager as a result of being a Manager of the Company. Except as expressly set forth in this Section 6.10 or a non-waivable provision of the Act, the Managers shall owe no fiduciary duties to the Company.

7. MEMBERS

7.1 Powers of Members. No Member who is acting solely in its, his or her capacity as a Member is authorized to act on behalf of the Company and each such Member shall not act or

purport to act on behalf of the Company. All actions of decisions of the Company shall be determined by the Managers, except for actions or decisions expressly reserved to the Members under this Agreement or by non-waivable provisions of the Act.

7.2 Meetings of Members; Place of Meetings. A meeting of Members may be called by action of the Managers or by any Member. Meetings of the Members will be held at the principal office of the Company, or at another place that is designated by the Managers and set forth in the notice of the meeting.

7.3 Notice of Meetings. Notice of the date, time, and place of all meetings shall be given to each Member in writing not earlier than 60 days nor less than ten days before the meeting date and shall include a description of the purpose or purposes for which the meeting is called.

7.4 Quorum and Voting. A Member may be represented at a meeting of Members, and may vote, in person or by written proxy. The presence at a meeting of Members, in person or by proxy, of Member's holding a Majority in Interest constitutes a quorum. Each Member is entitled to vote its Units. Any action or decision of the Members shall only be made upon the approval of a Majority in Interest. If Majority in Interest approval for such action or decision is not obtained, then the action or decision shall not be made by the Company, and the Member, the Managers nor any other Person shall take any action, expend any sum, make any decision or incur any obligation (or authorize any of the same) with respect to such action or decision. For clarity, Reserved Incentive Units shall not count towards constituting a quorum shall have no voting rights hereunder.

7.5 Outside Activities. Members may engage in business and investment activities outside the Company, and neither the Company nor the other Members have any rights to the property, profits, or benefits of such activities; provided, however, that no Member may enter into any business or investment activity or provide any services that are directly or indirectly competitive with the Current Business and must present any opportunity directly related to the Current Business to the Managers, unless the activity was approved in advance by action of a Majority in Interest of the Managers who are not Affiliated with such Member or the Current Business changed after such Member became a Member to include an activity in which such Member was already engaged. If a Member presents such opportunity to the Company and the Managers not Affiliated with such Member fail to take action to pursue such opportunity on or prior to the thirtieth day following receipt from such Member of all the material terms and conditions of such opportunity, then such Member may invest in, acquire or otherwise pursue such opportunity. No Member may use any property or assets of the Company other than for the operation of the Company's business. For this purpose, the property and assets of the Company include, without limitation, information developed for the Company, opportunities offered to the Company, and other information or opportunities entrusted to a Member as a result of being a Member of the Company. Except as expressly set forth in this Section 7.5 or a non-waivable provision of the Act, the Members shall owe no fiduciary duties to the Company.

8. ACTION BY MANAGERS OR MEMBERS

8.1 Meetings Without Notice. Notwithstanding any other provision of this Agreement, if all of the Managers, or all of the Members (excluding any Reserved Incentive Units), hold a meeting at any time or place and no Manager or Member objects to the lack of Notice, the

meeting will be valid even if there was no Notice or the Notice given was insufficient, and any action taken at the meeting shall be deemed to be the action of the Managers or Members, as the case may be.

8.2 Actions Without Meeting. Any action required or permitted to be taken by the Managers or by the Members at a meeting may be taken without a meeting and without prior Notice if a written consent setting forth the action taken is signed by (a) all of the Managers or (b) the Members whose approval would be required to approve such action at a meeting of the Members (excluding any Reserved Incentive Units). All written consents of the Managers and Members shall be retained as part of the Company's records of meetings and may be approved via Electronic Mail. Any Member who does not sign a written consent shall be promptly provided a copy of the written consent.

8.3 Meetings by Telephone. Meetings of the Managers or Members may be held by telephone conference or by any other means of communication by which all participants can hear each other simultaneously during the meeting. If a Manager or Member participates in a meeting by conference telephone or by other means authorized by this section, the Manager or Member will be considered to be present at the meeting in person.

9. INDEMNIFICATION; LIMITATION OF LIABILITY.

9.1 Indemnification.

(a) Except as otherwise set forth herein, the Members, Managers and officers of the Company (each herein referred to as an "Indemnitee") shall be indemnified, held harmless and defended by the Company (out of Company assets, including the proceeds of liability insurance) against any claim, demand, controversy, dispute, cost, loss, damage, expense (including reasonable attorneys' fees), judgment and/or liability incurred by or imposed upon the Indemnitee in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency) to which the Indemnitee may be a party or otherwise involved, or with which the Indemnitee may be threatened, by reason of any action or omission of the Indemnitee (or the Indemnitee's employee or agent) taken in good faith on behalf of the Company in a manner reasonably believed to be in accordance with this Agreement and within the scope of authority conferred on such Indemnitee by this Agreement. The indemnification set forth herein shall not extend to actions or omissions of the Indemnitee that constitutes fraud, bad faith, willful misconduct or gross negligence. The foregoing right of indemnification shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Indemnitee. Any indemnification hereunder is to be made only out of the assets of the Company and no Member shall have any personal liability on account of such indemnification.

(b) The Company shall pay the expenses incurred by an Indemnitee in defending a civil or criminal action, suit or proceeding, or in investigating or opposing any claim arising in connection with any potential or threatened civil or criminal action, suit or proceeding as incurred and in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by such Indemnitee to repay such payment if such Indemnitee shall be determined to not be entitled to indemnification therefor as provided herein; provided, however, that in such instance the Indemnitee is not commencing an action, suit, or proceeding against the Company, or defending an action, suit or proceeding commenced against such Indemnitee by the

Company or any Member thereof or opposing a claim by the Company or any Member thereof arising in connection with any such potential or threatened action, suit or proceeding.

9.2 Limitation of Liability. Except as otherwise provided in the Act or for actions among the Members and/or Managers that violate this Agreement, no Member or Manager shall be obligated personally for any debt, obligation or liability of the Company or of any other Person solely by reason of being a Member or Manager, whether arising in contract, tort or otherwise in excess of such Member's Capital Contributions. No Member or Manager shall have any responsibility to contribute to the liabilities or obligations of the Company or return distributions made by the Company, except as required by the Act or other Applicable Law.

10. ACCOUNTING AND RECORDS

10.1 Books of Account. The Managers shall keep such books and records relating to the operation of the Company as are appropriate and adequate for the Company's Business and for the carrying out the purposes of this Agreement. At a minimum, the Managers shall maintain all records expressly required under the Act or by Applicable Law at the principal office of the Company or at the office of the Company's attorney. Each Member (other than those who only hold Reserved Incentive Units) shall have access to all such books and records at all times during the Company's regular business hours, upon reasonable prior written Notice to the Managers.

10.2 Fiscal Year. The fiscal year of the Company shall be the calendar year.

10.3 Accounting Reports. Within 90 days after the close of each fiscal year, the Managers shall deliver to each Member (other than those who only hold Reserved Incentive Units) financial statements of the Company for the preceding fiscal year.

10.4 Tax Returns. The Managers shall prepare and file or cause to be prepared and filed all required federal, state, and local income tax returns and other tax returns on a timely basis. Within 90 days after the end of each fiscal year, the Managers shall deliver to each Member a Schedule K-1, showing the amounts of any distributions, contributions, income, gain, loss, deductions, or credits allocated to the Member during such fiscal year.

10.5 Tax Matters Partner. The Managers shall appoint a person to serve as Company's "tax matters partner" under Code §6231(a)(7), as in effect prior to the amendments by the Bipartisan Budget Act of 2015 (the "2015 Budget Act"), and Company's "partnership representative" under Code §6223(a), as amended by the 2015 Budget Act and any subsequent amendments (collectively, the "Tax Matters Representative"). If the Person designated as Tax Matters Representative, resigns, is removed by the Managers (with or without cause), or ceases to qualify, the Tax Matters Representative shall be the Person designated by the Managers, provided such Person qualifies and is willing to serve.

10.5.1 The Tax Matters Representative shall have all of the powers and authority of a tax matters partner or partnership representatives, as applicable, under the Code (as in effect at the relevant time), subject to the approval of the Managers, and shall have similar powers with respect to state, local and foreign taxes. The Tax Matters Representative shall represent the Company, at the Company's expense, in connection with all administrative or judicial proceedings before the Internal Revenue Service or other taxing authority involving any the

Company tax return and may expend the Company's funds for professional services and costs associated therewith. The Tax Matters Representative shall provide to the Members prompt notice of any communication to or from, or agreements with, any federal, state, or local tax authority regarding any the Company tax return, including a summary of the provisions thereof. Each Member agrees that he is bound by any action taken by the Tax Matters Representative in its capacity as "partnership representative" under Code §6223(a) as amended by the 2015 Budget Act and any subsequent amendments and shall not take any position inconsistent therewith for tax purposes.

10.5.2 The Managers may amend this Section 10.5 to comply with the partnership audit rules under the Code (as in effect for the relevant time), or any Treasury Regulations or other guidance issued thereunder. The Tax Matters Representative shall be afforded the same limitation of liability given to a Manager under Section 6.3 herein.

10.6 Bank Accounts. All funds of the Company shall be deposited in its name in an account or accounts with such bank or banks as shall be designated by the Managers. All withdrawals and disbursements therefrom are to be made upon written bank instruments and only by those Persons authorized to do so by the approval of the Managers.

10.7 Method of Accounting. The books and accounts of the Company shall be maintained using such methods and principles of accounting for both financial reporting and tax purposes as determined by the Managers from time to time. Initially, the financial statements of the Company shall be reported in accordance with U.S. generally accepted accounting principles.

11. DISSOCIATION AND DISSOLUTION

11.1 Withdrawal. A Member may withdraw from the Company at any time, provided that it shall be wrongful and a breach of this Agreement for a Member to withdraw from the Company without the approval of the Managers, in their sole discretion. If the Managers approve a withdrawal, the withdrawal shall be on the terms established by the Managers. In the event a Member withdraws from the Company without the approval of the Managers, (i) such Member shall immediately forfeit all voting rights and any right to appoint a Manager and (ii) such Member shall be treated as a Dissociating Member under Section 11.3-Section 11.7 (including the right to purchase such Member's Units and that such Member shall forfeit all voting rights), and in addition, the Company shall be entitled to any damages caused by such wrongful withdrawal.

11.2 Events of Dissolution. The Company will dissolve upon the first to occur of any of the following (any such event, an "Event of Dissolution"): (a) the death, incompetence, bankruptcy, or dissolution of all of the Members (other than those who only hold Reserved Incentive Units);; (b) approval of a dissolution of the Company by a Majority in Interest of the Members;(c) at such time as the Company has no Members; or (d) the occurrence of any circumstance which, by Applicable Law, would require that the Company be dissolved or liquidated.

11.3 Effect of a Member's Dissociation. Within 120 days of the Company or the Managers becoming aware of the (i) death, incompetence, bankruptcy, or dissolution of a Member, or any involuntary transfer by such Member (e.g., by court order, such as upon divorce); (ii) a Member's wrongful voluntary withdrawal under Section 11.1 or (iii) a Member or its Affiliate

becoming a Prohibited Person (except for clause (i) of the definition of Prohibited Person), the Managers may elect to cause the Company to purchase all (but not less than all) of the Units of any such Member (a "Dissociating Member") pursuant to the provisions of Section 11.4 by providing written notice of such election to the Dissociating Member or the Dissociating Member's successor-in-interest within such 120 day period. Making the election is in the sole discretion of a Majority in Interest of the Managers not Affiliated with the Dissociating Member. Immediately upon a Member becoming a Dissociating Member, such Member shall no longer have any voting rights over such Member's Units and shall no longer have any right to appoint or vote for a Manager (and any Manager appointed by such Member shall no longer be a Manager) and for purposes of calculating any vote of the Members, such Member's Units shall be excluded from the number of Units approving the vote and from the number of outstanding Units.

11.4 Purchase Price. If the Managers elect to cause the Company to purchase the Units of a Dissociating Member pursuant to Section 11.3, the purchase price of the Dissociating Member's Units will be determined by agreement between the Managers and the Dissociating Member. If an agreement on the purchase price is not reached within 30 days following the election to purchase the Units of the Dissociating Member, the Dissociating Member's Units shall be valued by an Independent Third Party appraiser selected by the Managers, and the purchase price will be the value determined in that appraisal. In appraising the Units to be purchased, the appraiser shall determine the fair market value of the Dissociating Member's Units as of the date of the event of dissociation, less the amount of any damages caused to the Company by a Member who becomes a Dissociating Member under (ii) or (iii) of the definition of Dissociating Member. In determining the value, the appraiser shall consider the greater of the liquidation value of the Company or the value of the Company based upon the sale of the entire Company as a going concern. The appraiser shall also consider appropriate minority interest, lack of marketability, and other appropriate discounts. If the appraisal is not completed within 120 days following the election to purchase the Units of the Dissociating Member, the Dissociating Member may select another appraiser which is reasonably acceptable to the Managers, in which case such appraiser shall appraise the Units of the Dissociating Member in accordance with the standards set forth in this Section, and the purchase price will be the value determined in that appraisal. The Dissociating Member and the Company shall share equally the costs and expenses of any appraisal under this Section 11.4.

11.5 Closing for Members' Interest. The closing of the purchase of the Dissociating Member's Units shall be closed within thirty (30) days following the determination of the purchase price under Section 11.4. At such closing, the Dissociating Member shall sign and deliver to the Company a written document acceptable to the Managers to effectuate the Transfer of the Dissociating Member's Units to the Company free and clear of all liens or encumbrances. Such assignment shall contain warranties of title and good right to Transfer all right, title and interest to such Units. At the closing, the Company shall pay the purchase price then due to the Dissociating Member.

11.6 Effect of Purchase Price of Members' Interest. A Dissociating Member will cease to be a Member upon the election of the Managers to cause the Company to purchase the Dissociating Member's Units pursuant to Sections 11.4 and 11.5, and the Company making the consideration therefore available to such Member (regardless of whether or not the Dissociating Member accepts such consideration or agrees to Transfer its Units). Thereafter, the Dissociating Member will have no rights as a Member in the Company, except the right to have the Dissociating

Member's Units purchased in accordance with the terms of this Agreement. Such Units purchased by the Company from such Dissociating Member shall be retired and cancelled and of no further force or effect.

11.7 Effect of Dissociation. If the Managers fail to elect to purchase the Units of a Dissociating Member in accordance with Section 11.3, any such Dissociating Member or its successors or assigns shall remain owners of their Units and have all economic rights in such Units (including rights to distributions, including upon liquidation).

12. WINDING UP AND LIQUIDATION

12.1 Liquidation Upon Dissolution. Upon the dissolution of the Company following an Event of Dissolution, the Managers shall wind up the affairs of the Company. If the affairs of the Company are wound up, the Managers shall take a full account of the assets and liabilities of the Company, and the assets and properties of the Company shall be liquidated as promptly as is consistent with obtaining a reasonable value thereof. Following such liquidation of the assets and properties of the Company, the proceeds thereof shall be applied and distributed in the following order of priority:

12.1.1 To creditors of the Company in satisfaction of liabilities and obligations of the Company, including, to the extent permitted by Applicable Law, liabilities and obligations owed to Members as creditors (except liabilities for unpaid distributions);

12.1.2 To any Reserves set up for contingent or unliquidated liabilities or obligations of the Company deemed reasonably necessary by the Managers, which Reserves may be paid over to an escrow agent by the Managers to be held by such escrow agent for disbursement in satisfaction of the liabilities and obligations of the Company, with any excess being distributed to the Members as provided below; and

12.1.3 To the Members in accordance with Section 5.2(b).

12.2 Distribution of Property in Kind. With approval of the Members, property of the Company may be distributed in kind in the process of winding up and liquidation. Any property distributed in kind will be valued and treated for the Company's accounting purposes, in accordance with Treasury Regulations §1.704-1(b)(2)(iv)(e)(1), as though the property distributed had been sold at fair market value on the date of distribution. If property is distributed in kind, the difference between the fair market value of the property and its adjusted tax basis will, solely for the Company's accounting purposes and to adjust the Members' Capital Accounts, be treated as a gain or loss on the sale of the property and will be credited or charged to the Members' Capital Accounts in the manner specified in the section of this Agreement relating to Capital Accounts.**12.3 Negative Capital Accounts.** If any Member has a negative balance in the Member's Capital Account upon liquidation of the Company, such Member will have no obligation to make any Capital Contribution to the Company to make up the deficit, and the deficit will not be considered a debt owed to the Company or any other Person for any purpose.

13. TRANSFER OF MEMBERS' INTERESTS

13.1 General Restrictions. No Member may Transfer any Units unless (i) if the Transferee is an Additional Member, such Additional Member satisfies the terms and conditions set forth in Section 3.2.2 and Section 13.2 and (ii) (A) pursuant to a Permitted Transfer that complies with the terms set forth in Section 13.3, (B) pursuant to a Transfer in accordance with Section 13.4 and Section 13.5 or (C) pursuant to a Sale of the Company in accordance with Section 13.7. Any purported Transfer of any Units in violation of the terms of this Agreement will be null and void and of no effect. For clarity, a Transfer made by a Dissociating Member to the Company in accordance with Article 11 shall not be subject to the terms set forth in this Article 13. A transferee of Units from a Member in a Transfer made in accordance with this Article 13 will have all voting rights of a Member with respect to the Units received in such Transfer, except as otherwise provided in this Agreement (such as with respect to appointing a Manager).

13.2 Securities Law Restrictions. Each Member acknowledges that the Units of such Member in the Company have not been registered under the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder (the "Securities Act") or any other applicable securities laws in reliance upon exemptions from registration and that the resale or other Transfer of Units is restricted by applicable provisions of the Securities Act and any other applicable securities laws. Each Member agrees that notwithstanding any other provision of this Agreement, no Units may be Transferred, offered for sale, sold, encumbered, pledged, or otherwise disposed of by a Member in the absence of an effective registration statement under the Securities Act and any other applicable securities laws or, as required by the Company, an opinion of counsel or representation satisfactory to the Managers that registration under the Securities Act and other applicable securities laws is not required, if such opinion is requested by the Company.

13.3 Permitted Transfers. A Member may Transfer Units pursuant to a Permitted Transfer in accordance with Section 13.1. A "Permitted Transfer" means any of the following: (i) a Transfer of any Units made by a Member who is an individual to his or her Relative, or to a trust for the exclusive benefit of the Member or the Member's Relative; (ii) a Transfer of Units made by a Member to an Affiliate of such Member; and (iii) a Transfer of Units approved by a Supermajority of the Members.

13.4 Right of First Offer.

13.4.1 Tender of ROFO.

(a) Subject to the terms and conditions specified in this Section 13.4.1, each Member shall have a right of first offer if any other Member (the "Offering Member") proposes to Transfer any Units (the "Offered Interests") owned by it to any Independent Third Party. Each time the Offering Member proposes to Transfer any Offered Interests (other than Transfers permitted according to the terms set forth in Section 13.3), the Offering Member shall first make an offering of the Offered Interests to the other Members in accordance with the terms of this Section 13.4.1.

(b) The Offering Member shall provide written Notice (the "Offering Member Notice") to the Company and the other Members stating its bona fide intention to Transfer the Offered Interests and specifying the amount of Offered Interests and the material terms and conditions, including the price, pursuant to which the Offering Member proposes to Transfer the Offered Interests. The Offering Member Notice shall constitute the Offering Member's offer to

Transfer the Offered Interests to the other Members, which offer shall be irrevocable for a period of 35 days. By delivering the Offering Member Notice, the Offering Member represents and warrants to the Company and each other Member that: (x) the Offering Member has full right, title and interest in and to the Offered Interests; (y) the Offering Member has all the necessary power and authority and has taken all necessary action to sell such Offered Interests as contemplated by this Section 13.4.1; and (z) the Offered Interests are free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

(c) Upon receipt of the Offering Member Notice, each Member shall have 20 days from delivery of the Offering Member Notice (the "ROFO Notice Period") to offer to purchase all (but not less than all) of the Offered Interests by delivering a written Notice (a "ROFO Offer Notice") to the Offering Member and the Company stating that it offers to purchase such Offered Interests on the terms specified in the Offering Member Notice (each Member who delivers a ROFO Offer Notice, a "Purchasing Member"). Any ROFO Offer Notice so delivered shall be binding upon delivery and irrevocable by the applicable Member. If there is more than one Purchasing Member, unless agreed to otherwise by all Purchasing Members, each Purchasing Member shall be allocated the number of the Offered Interests equal to the Offered Interests *multiplied* by the product of (x) the number of Units owned by such Purchasing Member over (y) the total number of Units owned by all Purchasing Members (and each Purchasing Member shall purchase the resulting number of Units). Each Member that does not deliver a ROFO Offer Notice during the ROFO Notice Period shall be deemed to have waived all of such Member's rights to purchase the Offered Interests under this Section 13.4.1, and if no Member delivers a ROFO Offer Notice, the Offering Member shall be free to Transfer the Offered Interests to any Independent Third Party, in accordance with this Section 13.4.1 and Section 13.5.

(d) If there are any Purchasing Members, each Member shall take all actions as may be necessary to consummate the sale contemplated by this Section 13.4.1, including paying the applicable purchase price, entering into agreements and delivering certificates and instruments and consents, within 10 days following the expiration of the ROFO Notice Period.

13.5 Tag-Along Right.

13.5.1 Participation. In the event a Member (such Member(s) are referred to in this Section 13.5 as the "Selling Members") proposes to Transfer Units to an Independent Third Party, and such Selling Member has complied with the terms set forth in Section 13.4 and the Offered Interests have not been purchased in accordance with Section 13.4, then each Member (each, a "Tag-along Member") shall be permitted to participate in such sale of Units after the offer of such Units to the Company and the Members specified in Section 13.4 (a "Tag-along Sale") on the terms and conditions set forth in this Section 13.5.

13.5.2 Sale Notice. Prior to the consummation of the Tag-along Sale described in Section 13.5.1, the Selling Members shall deliver to the Company and each Tag-along Member a written notice (a "Sale Notice") of the proposed sale subject to this Section 13.5 no less than 10 days prior to the closing date of the Tag-along Sale. The Tag-along Notice shall make reference to the Tag-along Members' rights hereunder and shall include all information required to be included in the ROFO Notice.

13.5.3 Interest to be Sold.

(i) Each Tag-along Member shall exercise its right to participate in a Transfer of Units in the Company by the Selling Member subject to this Section 13.5 by delivering to the Selling Member a written notice (a "Tag-along Notice") stating its election to do so and specifying the Units to be sold by it no later than 5 days following receipt of the Sale Notice (the "Tag-along Period"). The offer of each Tag-along Member set forth in a Tag-along Notice shall be irrevocable, and, to the extent such offer is accepted, such Tag-along Member shall be bound and obligated to Transfer in the proposed sale on the terms and conditions set forth in this Section 13.5. Each Tag-along Member shall have the right to participate in a sale subject to this Section 13.5.

(ii) The Selling Member shall use its commercially reasonable efforts to include in the proposed sale all of the Units in the Company that the Tag-along Members have requested to have included pursuant to the applicable Tag-along Notices, it being understood that the third party purchaser shall not be required to purchase Units in excess of the number set forth in the Sale Notice. In the event the third party purchaser elects to purchase less than all of the Units sought to be sold by the Selling Member under the Tag-along Notice and the Tag-along Members, unless otherwise agreed to in writing by the Selling Member and each Tag-along Member, the Units to be sold to the third party purchaser by (A) the Selling Member shall be equal to the number of Units such third party purchaser will purchase multiplied by the number of Units held by the Selling Member divided by the number of Units held in the aggregate by the Selling Member and each Tag-along Member and (B) each Tag-along Member shall be equal to the number of Units such third party purchaser will purchase multiplied by the number of Units held and such Tag-along Member divided by the number of Units held in the aggregate by the Selling Member and each Tag-along Member (and the Selling Member and each Tag-along Member shall sell the resulting number of Units).

(iii) Each Tag-along Member who does not deliver a Tag-along Notice in compliance with clause (i) above shall be deemed to have waived all of such Tag-along Member's rights to participate in such sale, and the Selling Member shall (subject to the rights of any participating Tag-along Member) thereafter be free to sell to the third party purchaser its Units at a price that is no greater than the price set forth in the Sale Notice and on other same terms and conditions which are not materially more favorable to the Selling Member than those set forth in the Sale Notice, without any further obligation to the non-accepting Tag-along Members.

13.5.4 Consideration. Each Member participating in a sale pursuant to this Section 13.5 shall receive the same form of consideration pro rata in proportion to the Units being sold after deduction of such Member's proportionate share of the related expenses in accordance with Section 13.5.6 below.

13.5.5 Conditions of Sale. Each Tag-along Member shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Selling Member makes or provides in connection with the Tag-along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Selling Member, the Tag-along Member shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); *provided*, that all representations, warranties, covenants and indemnities shall be made by the Selling Member and each other Tag-along Member severally and not jointly and any indemnification obligation in respect of breaches of representations and warranties that do not relate to such Tag-along Member shall be in an

amount not to exceed the aggregate proceeds received by such Tag-along Member in connection with any sale consummated pursuant to this Section 13.5.

13.5.6 Expenses. The fees and expenses of the Tag-along Member and the Selling Member incurred in connection with a sale under this Section 13.5 and for the benefit of the Selling Member and all Tag-along Members, to the extent not paid or reimbursed by the Company or the third party purchaser, shall be shared by the Tag-along Members and all the Selling Members on a pro rata basis, based on the consideration received by each such Member; *provided*, that no Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the transaction consummated pursuant to this Section 13.5.

13.5.7 Cooperation. Each Tag-along Member shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Selling Member.

13.5.8 Deadline for Completion of Sale. The Selling Member shall have 30 days following the expiration of the Tag-along Period in which to sell the Units described in the Sale Notice, on terms not more favorable to the Selling Member than those set forth in the Sale Notice. If at the end of such period the Selling Member has not completed such sale, the Selling Member may not then effect a sale of its Units subject to this Section 13.5 without again fully complying with the provisions of Section 13.4 and this Section 13.5.

13.6 Sales in Violation of the Right of First Offer or Tag-along Right.

(a) If any Offering Member becomes obligated to sell any Units to Purchasing Members under Section 13.4 and fails to deliver such Units in accordance with the terms of Section 13.4, such Members may, at such Member's option, in addition to all other remedies, send to such Member the purchase price for such Units as is specified under Section 13.4 and Transfer to the name of such Member (or request that the Company effect such Transfer in the name of a Member) on the Company's books, such Units. If any Purchasing Member fails to pay its purchase price when due under Section 13.4, the other Purchasing Members may fund the difference within 5 days after such due date. If after such additional 5-day period, the Purchasing Members have not funded such purchase price, the Offering Member may Transfer such Units in compliance with Section 13.5.

(b) If the Selling Member sells or otherwise Transfers to the third party purchaser any of its Units in breach of Section 13.5, then each Tag-along Member shall have the right to Transfer to the Selling Member, and the Selling Member shall purchase from each Tag-along Member, the Units that such Tag-along Member would have had the right to Transfer to the third party purchaser pursuant to Section 13.5, for an amount and form of consideration and upon the term and conditions on which the third party purchaser bought such Units from the Selling Member, but without indemnity being granted by any Tag-along Member to the Selling Member. If the Tag-along Member refuses to Transfer to the third party purchaser any of its Units in breach of Section 13.5, then the Selling Member shall have the right to send to such Tag-along Member the purchase price for such Units as is specified under Section 13.5 and Transfer to the name of the third party purchaser (or request that the Company effect such Transfer in the name of a Member) on the Company's books, such Units. The breaching Selling Member or Tag-Along

Member, as applicable shall also reimburse each non-breaching Selling Member and/or Tag-along Member for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise of any such Member's rights under this Section 13.6.

13.7 Drag Along Right. In the event that a Supermajority of the Members, and the Managers, approve the sale of at least a majority of the then outstanding Units (a "Sale of the Company"), then each Member (i) hereby agrees to vote (in person, by proxy or by action by written consent, as applicable) all Units now or hereafter directly or indirectly owned of record or beneficially by such Member in favor of, and adopt, such Sale of the Company and to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company in order to carry out the terms and provision of this Section 13.7, including without limitation executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, Unit certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents and (ii) and not to take any action in opposition to the execution of such Sale of the Company or that could delay or impair the ability to consummate such Sale of the Company, including the exercise of appraisal rights. The obligation of any party to take the actions required by this Section 13.7 shall not apply to a Sale of the Company where the other party involved in such Sale of the Company is a Member or an Affiliate of a Member holding more than 10% of the Units.

13.8 Exceptions to Drag Along Right. Notwithstanding the foregoing, a Member will not be required to comply with Section 13.7 above in connection with any proposed Sale of the Company unless:

13.8.1 Any representations and warranties to be made by such Member in connection with the Sale of the Company are limited to representations and warranties related to authority, ownership and the ability to convey title to such Units, including but not limited to representations and warranties that (i) the Member holds all right, title and interest in and to the Units such Member purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Member in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Member have been duly executed by the Member and delivered to the acquirer and are enforceable against the Member in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Member's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

13.8.2 Liability shall be limited to such Member's applicable Units (determined based on the respective proceeds payable to each Member in connection with such Sale of the Company in accordance with the provisions of this Agreement) of a negotiated aggregate indemnification amount that applies equally to all Members but that in no event exceeds the amount of consideration otherwise payable to such Member in connection with such Sale of the Company, except with respect to claims related to fraud by such Member, the liability for which need not be limited as to such Member; and

13.8.3 Upon the consummation of the Sale of the Company, each Member will receive the same form of consideration for their Units as is received by the other Members in respect of their Units.

14. CORPORATE REORGANIZATION

If a Majority in Interest of the Members determine, in their good faith discretion, that it would be desirable and in the best interest of the Company and its Members (for example, in order to attract potential investors in an equity financing round) to effectuate a corporate reorganization (the "Corporate Reorganization"), such as the conversion of the Company into a C-corporation or the creation of a new holding company in an offshore jurisdiction, then each Member hereby agrees (i) that the Managers shall cause the transformation or conversion of the Company, or the incorporation of a new entity in an offshore jurisdiction, with the intent that such new entity shall become the new holding company of the Company and any existing Subsidiary (the "Holding Company"), and (ii) to transfer all Units held by such Member to the new Holding Company, when and if requested by the Managers, and (iii) to execute any other documents that the Managers may deem necessary or appropriate in order to effect the Corporate Reorganization; provided that, to the maximum extent possible, each Member shall preserve such Member's relative economic interest in the profits, losses, distributions and liquidation proceeds (determined by reference to the relative economic interests of the Members in the Company immediately prior to the Corporate Reorganization) and each Member's relative voting and management rights under this Agreement. As a result of the Corporate Reorganization the Members shall become the owners of the new Holding Company. By becoming parties to this Agreement, all Members consent to the Corporate Reorganization in accordance with the terms set forth herein.

15. CONFIDENTIALITY

15.1 Confidentiality. Each Member and Manager agrees not to, at any time, either during the period or any time thereafter that it is a Member and Manager of the Company, divulge, publish or in any other manner reveal, directly or indirectly, to any Person other than to an equity holder, director, manager, officer, employee, agent or legal or financial advisor of such Member or Manager (who agrees to the terms set forth in this Section 15.1), and keep in the strictest confidence any Confidential Information, except: (i) as may be necessary to the performance of such Member's or Manager's duties on behalf of the Company hereunder; (ii) with the express written consent of a Majority in Interest of the Members; (iii) to the extent that any such information is in or becomes part of the public domain other than as a result of such Member's or Manager's breach of any of its obligations hereunder; or (iv) where required to be disclosed by law or by court order, subpoena or other government process and, in such event, such Member or Manager shall cooperate with the Company in attempting to keep such information confidential.

16. MISCELLANEOUS PROVISIONS

16.1 Amendment. This Agreement may be amended and any term waived only by a Supermajority written consent of the Members; provided that no such amendment or waiver shall be made if it adversely impact a Member in a manner that is disproportionate to the impact of any other Member unless consented to in writing by any Member(s) so disproportionately impacted; provided further that a revision to Schedule A in accordance with Section 3.1 shall not require the consent of the Members.

16.2 Binding Effect. The provisions of this Agreement will be binding upon and will inure to the benefit of the heirs, personal representatives, successors, and assigns of the Members. This Section 16.2 shall not be construed as a modification of any restriction on Transfer set forth in this Agreement.

16.3 Notice. Except as otherwise provided in other sections of this Agreement, any notice or other communication required or permitted to be given under this Agreement shall be in writing and shall be (i) hand delivered, (ii) sent by overnight courier or certified mail, return receipt requested, with postage prepaid or (iii) by facsimile or e-mail. Notices addressed to a Member shall be addressed to the Member where listed on the signature page hereto, or if the contact information for such Member is not listed on the signature page, the address, facsimile or e-mail address of the Member shown on the records of the Company. Notices addressed to the Company or a Manager shall be addressed to the principal office of the Company. The address of a Member, the Company, or a Manager to which notices or other communications are to be mailed, faxed or e-mailed may be changed from time to time by written notice (in accordance with this Section) to the Members, the Company, and the Managers. All notices and other communications will be deemed to be sent at the expiration of three days after the date of mailing if sent by overnight courier or certified mail, or if hand delivered or sent by facsimile or e-mail, when sent, if sent by e-mail if during the regular business hours of the recipient or the next day if sent by e-mail outside regular business hours of the recipient.

16.4 Additional Documents. Each Member shall execute such additional documents and take such actions as are reasonably requested by the Managers in order to complete or confirm the transactions contemplated by this Agreement.

16.5 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. For purposes of this Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine or by other electronic means (such as PDF attachment) shall be treated as an original document.

16.6 Governing Law. The laws of the State of Delaware will govern all questions concerning the relative rights of the parties hereto and all other questions concerning the construction, validity and interpretation of this Agreement and the exhibits hereto, without giving effect to the application of the principles pertaining to conflicts of laws.

16.7 Dispute Resolution. In the event of any dispute, controversy or claim arising out of or relating to this Agreement, the parties shall attempt to resolve such dispute among themselves within thirty (30) calendar days from the date either party sends written notice of such dispute to the other party. If the parties fail to resolve the dispute within such period, the dispute shall be settled by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (AAA). There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by the respondent(s) of the request for arbitration or in default thereof appointed by the AAA in accordance with its Commercial Rules.The parties hereto shall request the arbitrator to use their best efforts to rule on each disputed issue within thirty (30) calendar days after the completion of the hearings; provided, however, that the failure of the arbitrator to so rule during such period shall not affect or impair the validity of any arbitration award. The determination of the arbitrator as to the resolution of any dispute shall be final, binding

and conclusive upon all parties hereto. All rulings of the arbitrator shall be in writing, with the reasons for the ruling given, and shall be delivered to the parties hereto. The arbitrator shall have the discretion to equitably allocate all fees and expenses of the arbitration based on the nature and outcome of the dispute. The place of the arbitration shall be Miami, Florida. Any arbitration award may be entered in and enforced by any court having jurisdiction thereof and the parties hereby consent and submit to the jurisdiction of the courts of any competent jurisdiction for purposes of the enforcement of any arbitration award. **EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.**

16.8 Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable in any jurisdiction, that provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never been part of this Agreement; the remaining provisions of this Agreement shall remain in full force and shall, not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement; and in the place of the illegal, invalid, or unenforceable provision, a legal, valid, and enforceable provision that is as similar to the illegal, invalid, or unenforceable provision as possible shall be inserted into this Agreement.

16.9 Third-Party Beneficiaries. The provisions of this Agreement are intended solely for the benefit of the Members and create no rights or obligations enforceable by any third party, including creditors of the Company, except as otherwise provided in this Agreement (including with respect to the indemnification of the Managers and employees) or by Applicable Law.

16.10 Member Investment Representations. Each Member hereby represents and warrants to the Company, the Managers and each other Member that (i) such Member has the full power and authority to enter into this Agreement, (ii) such Member has acquired its Units for itself for investment purposes only, and not with a view to any resale or distribution of such Units, (iii) such Member has been advised and understands that such Units have not been and may not be registered under the Securities Act or any applicable state securities laws and, therefore, cannot be resold unless such Units are registered under the Securities Act and all applicable state securities laws, or unless exemptions from registration are available, (iv) such Member has been advised to seek its own legal, tax and investment advice with respect to an investment in the Units, (v) such Member is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, (vi) such Member is an investor in securities of companies of a similar risk profile to that of the Company and acknowledges that it is able to fend for itself, can bear the economic risk of its investment (including the complete loss of the investment), and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Units, (vii) none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act (a "Disqualification Event") is

applicable to such Member or any of the Member's Rule 506(d) Related Parties (other than, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable)(a "Rule 506(d) Related Party" shall mean with respect to the Member, any other Person that is a manager, director, officer, or employee of such Member, or a beneficial owner of at least 20% of the Company's securities), (viii) neither such Member nor any of its officers, directors, employees, agents, members, Managers, or partners has either directly or indirectly, including through a broker or finder (a) engaged in any general solicitation with respect to the offer and sale of the Units, or (b) published any advertisement in connection with the offer and sale of the Units (including any mention as to such offer and sale of Units through social media) and (ix) if such Member is an individual, then such Member resides in the state identified in the address of the Member set forth on its signature page hereto or Schedule A and if such Member is a partnership, corporation, limited liability company or other entity, then such Member resides where its principal place of business, as identified in the address of such Member set forth on its signature page hereto or Schedule A, is located.

16.11 Limited Representation. Each Member acknowledges and agrees that NEXT Legal LLC only represents the Company in this Agreement and the transactions contemplated herein and did not represent any Member in the preparation and negotiation of this Agreement and does not owe any duties directly or indirectly to any Member, and that each Member's interests (including the tax consequences of this Agreement) may conflict with those of the other Members, and as such, each Member is encouraged to seek the advice of its own independent counsel. Counsel to the Company may also be counsel to a Member with respect to matters related to or unrelated to the Company. Any Member may execute on behalf of the Company and the Members may consent to the representation of the Company that counsel may request pursuant to the Florida and New York Rules of Professional Responsibility or similar rules in any other jurisdiction ("Rules"). The Company has initially selected NEXT Legal LLC ("Company Counsel") as legal counsel to the Company. Each Member acknowledges that Company Counsel does not represent any Member in its capacity as a Member in the absence of a clear and explicit written agreement to such effect between the Member and Company Counsel (and then only to the extent specifically set forth in such agreement), and that in the absence of any such agreement Company Counsel shall owe no duties directly to a Member. Each Member further acknowledges that, whether or not Company Counsel has in the past represented or is currently representing such Member with respect to other matters, Company Counsel has not represented the interests of any Member in the preparation and negotiation of this Agreement.

16.12 No Waiver. No waiver of any provision of this Agreement shall be effective unless it is in writing and signed by the party against whom it is asserted, and any such written waiver shall only be applicable to the specific instance to which it relates and shall not be deemed to be a continuing or future waiver.

16.13 Interpretation. All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the party or parties, or their personal representatives, successors and assigns may require. The article and section headings contained, in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement

unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they are deemed to be followed by the words "without limitation. The words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular Article or Section of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. All references to Dollars or using the symbol "$" shall mean the lawful currency of the United States, and all payments to be made under this Agreement shall be assumed to be made in immediately available United States Dollars. All references under this Agreement to days shall mean calendar days. References to a Person shall include their permitted successors and assigns.

16.14 Remedies. Each party hereto recognizes and agrees that the violation of any term, provision or condition of this Agreement may cause irreparable damage to the other parties which may be difficult to ascertain, and that the award of any sum of damages may not be adequate relief to such parties. Each party, therefore, agrees that, in addition to other remedies available in the event of a breach of this Agreement, any other party shall have a right to equitable relief including, but not limited to, the remedy of specific performance.

16.15 Entire Agreement. This Agreement and the Charter and the other transaction documents entered into in connection with this Agreement on or about the date hereof sets forth all the promises, covenants, agreement, conditions and understandings between the parties hereto, respecting the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements or conditions expressed or implied, oral or written, except as herein contained.

16.16 Attorneys' Fees and Costs. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of the Agreement.**Appraisal Rights**. No Member shall have any form of appraisal right (specifically the Members shall have none of the appraisal rights included in Section 605.1006(2) of the Act).

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as of the date first written above.

COMPANY:

POSITIVE POLAR LLC

By: ______________________________
Name: Hugo Christopher Hinrichsen
Title: Manager
Address: 88 Salada Ave., Pacifica, CA 94044
Email: hugo.hinrichsen@positivepolar.com

MEMBERS:

HUGO CHRISTOPHER HINRICHSEN

By: ______________________________
Address: 88 Salada Ave., Pacifica, CA 94044
Email: hugo.hinrichsen@positivepolar.com

JENNIFER LYNN BONILLA

By: Jennifer L Bonilla ______________________________
Address: 88 Salada Ave., Pacifica, CA 94044
Email: jenn.bonilla@positivepolar.com

SCHEDULE A

NAME, ADDRESS, CAPITAL CONTRIBUTION AND UNITS OF THE MEMBERS

Name of Member	Address of Member	Capital Contribution (in USD)	Units
Hugo Christopher Hinrichsen	88 Salada Ave., Pacifica, CA 94044	$1,000.00	5,500,000
Jennifer Lynn Bonilla	88 Salada Ave., Pacifica, CA 94044	$250,002.00	4,500,000

SCHEDULE B

MANAGERS

Name
Hugo Christopher Hinrichsen
Jennifer Lynn Bonilla

OFFICERS

Name	Title
Hugo Christopher Hinrichsen	Chief Executive Officer (CEO) and Treasurer
Jennifer Lynn Bonilla	President and Secretary

EXHIBIT A

JOINDER OF MEMBER TO POSITIVE POLAR LLC LIMITED LIABILITY COMPANY AGREEMENT

By affixing his, her or its, as applicable, signature hereto, the undersigned, as a Member of Positive Polar LLC, a Delaware limited liability company (the "Company"), hereby joins in the execution of the Positive Polar LLC limited liability company agreement (the "LLC Agreement"), executed by the Company and its Members (as defined in the LLC Agreement), as amended from time to time. Upon acceptance of this Joinder by the Company, the undersigned shall be a party to the LLC Agreement.

The execution of this Joinder shall be a counterpart execution of the LLC Agreement, and the undersigned agrees to be bound by all the terms thereof as though he, she or it, as applicable, were an original party thereto.

IN WITNESS WHEREOF, the undersigned has executed this Joinder as of this __ day of _________, 20__.

If Member Is a Business Entity

______________________________________,
a ______________________________________
By:_____________________________________
Print Name:_____________________________
Title:___________________________________

Designated Individual Bound as "Principal" and "Member" to LLC Agreement

Signature:
Individually
Print Name:_____________________________
Address:________________________________
____
____

If Member is an Individual:

Signature:
Individually
Print Name:_____________________________
Address:________________________________
____
____

POSITIVE POLAR LLC

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this "***Agreement***") is made as of June 2, 2023, by and among Positive Polar LLC, a Delaware limited liability company (the "***Company***"), and the Purchaser set forth in Exhibit A hereto (the "***Purchaser***" and together with the Company, the "***Parties***").

RECITAL

WHEREAS, the Parties wish to enter into this Agreement to formalize the purchase by the Purchaser and the sale by the Company, of certain Units (as subsequently defined).

NOW, THEREFORE, in consideration of the promises and the mutual covenants, agreements, and considerations herein contained, and other good and valuable consideration, which consideration the Parties hereby acknowledge and confirm the receipt and sufficiency thereof, the Parties hereto agree as follows:

AGREEMENT

1. PURCHASE AND SALE OF UNITS.

1.1 Sale and Issuance of Units. Subject to the terms and conditions of this Agreement, the Purchaser hereby agrees to purchase at the Closing and the Company agrees to sell and issue to the Purchaser at the Closing, that number of units as set forth opposite Purchaser's name on Exhibit A (the "***Units***") at a purchase price of $0.055556 per Unit, for an aggregate purchase price of Two Hundred Fifty Thousand Two and 00/100 United States Dollars ($250,002.00) (the "***Purchase Price***").

1.2 Closing; Delivery.

1.2.1 The purchase and sale of the Units shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "***Closing***"). The Company and the Purchaser will execute counterpart signature pages to this Agreement and the Purchaser will execute counterpart signature pages to the Company's Amended and Restated Limited Liability Company Agreement substantially in the form attached hereto as Exhibit B (the "***LLC Agreement***" and together with the Agreement, the "***Transaction Documents***").

1.2.2 By executing this Agreement, Purchaser (i) acknowledges (a) the receipt of a true and correct copy of the LLC Agreement, and (b) that the Purchaser has carefully read and understands and is familiar with the contents of the LLC Agreement and this Agreement, including, without limitation, the restrictions on transferability of the Units, voting rights and how the Company will be managed (and the limited powers of the Company's Members (as such term

is defined in the LLC Agreement)) and how distributions will be made among the Members of the Company, and (ii) adopts, accepts and agrees to be bound by the terms of the LLC Agreement and to perform all obligations therein imposed upon a Member of the Company.

1.2.3 At the Closing, the Company shall record in its record books, in Schedule A to the LLC Agreement, and in any other appropriate document the Units being purchased by the Purchaser at the Closing, against payment of the Purchase Price therefor by wire transfer to a bank account designated by the Company.

2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the date of the Closing:

2.1 Organization, Good Standing, Company Power and Qualification. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all limited liability company power and authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under the Transaction Documents.

2.2 Subsidiaries. The Company does not currently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity (collectively, the "***Subsidiaries***"). The Company is not a participant in any joint venture, partnership, or similar arrangement.

2.3 Authorization. All Company action has been taken, or will be taken prior to the Closing, on the part of the Manager (as such term is defined in the LLC Agreement) of the Company and Members of the Company (the "***Members***") that is necessary for the authorization, execution and delivery of the Transaction Documents by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under the Transaction Documents. The Transaction Documents, when executed and delivered by the Company, shall constitute valid and legally binding obligation of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws governing the availability of equitable remedies.

2.4 Valid Issuance of Units. The Units, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, and the LLC Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by Purchaser. Based in part on the accuracy of the representations of the Purchaser in Section 3 of this Agreement and subject to filings pursuant to Regulation D of the Securities Act of 1933, as amended (the "***Securities Act***"), and applicable state securities laws, the offer, sale and issuance of the Units to

be issued pursuant to and in conformity with the terms of this Agreement will be issued in compliance with all applicable federal and state securities laws.

3. COVENANTS, REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. The Purchaser hereby represents and warrants to the Company that the following representations are true and complete:

3.1 Authorization. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations for the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2 Purchase Entirely for Own Account. This Agreement is made with the Purchaser in reliance upon Purchaser's representations to the Company, which by Purchaser's execution of this Agreement, Purchaser hereby confirms, that the Units to be acquired by the Purchaser will be acquired for investment for Purchaser's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, Purchaser further represents that Purchaser does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any other third person, with respect to any of the Units.

3.3 Disclosure of Information. The Purchaser has been afforded the opportunity to ask questions of, and receive answers from the other Members and founders, officers and/or the Manager of the Company concerning the terms and conditions of the investment contemplated hereby and to obtain any additional information regarding the Company and its anticipated operations, to the extent that the Company possesses such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information furnished; and has availed itself of such opportunity to the extent Purchaser considers appropriate in order to permit Purchaser to evaluate the merits and risks of an investment in the Company. It is understood that all documents, records, and books pertaining to this investment have been made available for inspection by Purchaser, and that the books and records and material agreements of the Company are available upon reasonable notice for inspection by Purchaser or Purchaser's duly authorized representatives during reasonable business hours at the principal place of business of the Company. No oral representations or warranties of any kind have been made to the Purchaser. The Purchaser has a pre-existing personal or business relationship with the Company, its Managers, or the Members thereof.

3.4 Restricted Securities. The Purchaser understands that the Units purchased herein (or thereafter purchased) have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Units

are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, Purchaser must hold the Units indefinitely unless such are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Units. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Units, and on requirements relating to the Company which are outside of Purchaser's control, and which the Company is under no obligation and may not be able to satisfy. The Purchaser further acknowledges that the transfer of the Units is subject to the terms, conditions and limitations set forth in the LLC Agreement.

3.5 No Public Market. The Purchaser understands that no public market now exists for the Units and that the Company has made no assurances that a public market will ever exist for the Units.

3.6 Legends. The Purchaser understands that the certificates representing the Units, if any, and any securities issued in respect of or in exchange for the Units, may bear any one or more of the following legends: (a) any legend set forth in, or required by, the LLC Agreement; and (b) any legend required by the securities laws of any state to the extent such laws are applicable to the Units represented by the certificate so legended.

3.7 No General Solicitation. Neither Purchaser nor any of its officers, directors, employees, agents, members, managers, or partners has either directly or indirectly, including through a broker or finder (a) engaged in any general solicitation with respect to the offer and sale of the Units, or (b) published any advertisement in connection with the offer and sale of the Units. At no time was Purchaser presented with or solicited by or through any leaflet, public promotional meeting, newspaper or magazine article or advertisement, Internet, television or radio advertisement or any other form of general solicitation or advertising.

3.8 Residence. If Purchaser is an individual, then Purchaser resides in the state identified in the address of the Purchaser set forth on Exhibit A; if Purchaser is a partnership, corporation, limited liability company or other entity, then Purchaser resides in the state where its principal place of business, as identified in the address of Purchaser set forth on Exhibit A, is located.

3.9 Accredited Investor. The Purchaser is an "accredited investor" within the meaning of Regulation D, Rule 501(a), promulgated under the Act and shall provide the Company with such further assurances of its eligibility to purchase the Membership Interests as may reasonably be requested by the Company. The Purchaser authorizes the Company to issue stop transfer instructions to its stock transfer agent, or, so long as the Company may act as its own transfer agent, to make a stop transfer notation in its appropriate records, in order to ensure the Purchaser's compliance with this provision.

3.10 Purchaser's Qualifications. By reason of the Purchaser's business or financial experience, the Purchaser is capable of evaluating the merits and risks of this prospective investment, has the capacity to protect such Purchaser's own interests in this transaction and is

financially capable of bearing a total loss of the Units. Furthermore, the Purchaser is able to fend for itself in the transactions contemplated by this Agreement and has the ability to bear the economic risk of this investment indefinitely.

3.11 Tax Advisors. The Purchaser has reviewed with his own tax advisors the tax consequences of this investment, where applicable, and the transactions contemplated by this Agreement. Purchaser is relying solely on such advisors and not on any statement or representation of the Company and understands that Purchaser (and not the Company) shall be responsible for Purchaser's own tax liability that may arise as a result of this investment, or the transactions contemplated by this Agreement.

4. GENERAL PROVISIONS AND COVENANTS.

4.1 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Any assignment of this Agreement (or any rights and obligations thereunder) without consent of the other party shall be void.

4.2 Governing Law; Dispute Resolution. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law. Each party (a) hereby irrevocably and unconditionally submits to the jurisdiction of the federal or state courts located in the State of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agrees not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal or state courts located in the State of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each of the Parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. EACH OF THE PARTIES HERETO HEREBY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

4.3 Counterparts; Facsimile. This Agreement may be executed and delivered by facsimile signature and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.4 Interpretation. All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the party or parties, or their personal representatives, successors and assigns may require. The article and section headings contained, in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they are deemed to be followed by the words "without limitation. The words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular Article or Section of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. All references to "Dollar" or the sign "$" shall refer to the lawful currency of the United States.

4.5 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) three (3) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the Purchaser at its address as set forth on Exhibit A, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section 4.5. If notice is given to the Company, it shall be sent to 88 Salada Ave., Pacifica, CA 94044, USA, Attn: Hugo Christopher Hinrichsen, CEO.

4.6 No Finder's Fees. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. The Purchaser agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which Purchaser or any of its officers, employees, or representatives is responsible. The Company agrees to indemnify and hold harmless the Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

4.7 **Attorneys' Fees and Costs**. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

4.8 **Amendments and Waivers**. Any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company and the Purchaser.

4.9 **Severability**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

4.10 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.11 **Limited Representation**. The Purchaser acknowledges that Next Legal LLC only represents the Company in this Agreement and the transactions contemplated herein and did not represent the Purchaser in the preparation and negotiation of this Agreement and does not owe any duties directly or indirectly to the Purchaser.

4.12 **Entire Agreement**. This Agreement (including the Exhibits and Schedules hereto), the Company's Certificate of Formation, the LLC Agreement, and any other transaction documents entered into in connection with this Agreement constitute the full and entire understanding and agreement between the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties are expressly canceled. In the event of any inconsistency between the provisions of the LLC Agreement and the provisions of this Agreement, the provisions of the LLC Agreement shall control.

[*Remainder of page intentionally left blank - Signature Page Follows*]

IN WITNESS WHEREOF, the Parties have executed this Membership Interest Purchase Agreement to be duly executed and delivered by their proper and duly authorized officers as of the date first written above.

COMPANY:

POSITIVE POLAR LLC

By: ______________________________
Name: Hugo Christopher Hinrichsen
Title: Manager
Address: 88 Salada Ave., Pacifica, CA 94044
Email: hugo.hinrichsen@positivepolar.com

PURCHASER:

JENNIFER LYNN BONILLA

By: Jennifer L Bonilla
Address: 88 Salada Ave., Pacifica, CA 94044
Email: jenn.bonilla@positivepolar.com

EXHIBIT A

Purchaser Name	Total Purchase Price (USD)	Issued Units
Jennifer Lynn Bonilla	$250,002.00	4,500,000 Units

EXHIBIT B

LLC AGREEMENT

[Attached]

JOINT WRITTEN CONSENT
OF THE SOLE MEMBER AND MANAGER
OF
POSITIVE POLAR LLC

Effective Date: June 2, 2023

The undersigned, being the sole member (the "***Member***") and sole manager (the "***Manager***") of Positive Polar LLC, a Delaware limited liability company (the "***Company***"), acting by written consent without a meeting pursuant to the authority of Section 18-404(d) and Section 18-302(d) of the Delaware Limited Liability Company Act, does hereby consent to and approve (this "***Consent***") the resolutions set forth below shall be deemed to have been adopted to the same extent and to have the same force and effect as though adopted at a meeting of the Member and the Manager, duly called and held for the purpose of acting upon proposals to adopt such resolutions and approve the same, effective as of the date set forth above. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in that certain Limited Liability Company Agreement made by and among the Member of the Company on May 18, 2023, as amended from time to time (the "***Current LLC Agreement***").

I. ISSUANCE OF COMPANY UNITS

WHEREAS, the undersigned deems it advisable and in the best interest of the Company and its Member to issue 4,500,000 new Units of membership interests in the Company (the "***New Units***") to Jennifer Lynn Bonilla (the "***Purchaser***"), pursuant to a Membership Interest Purchase Agreement, substantially in the form attached hereto as **Exhibit A** (the "***MIPA***"), at a purchase price per Unit of $0.055556, and otherwise on the terms set forth in the MIPA;

WHEREAS, simultaneously with the execution of the MIPA and as a condition to the admission of the Purchaser as a Member of the Company, the undersigned deems it advisable and in the best interest of the Company and its Member to amend the Current LLC Agreement in its entirety, by entering into an Amended and Restated Limited Liability Company Agreement substantially in the form attached hereto as **Exhibit B** (the "***AR LLC Agreement***") which shall thereafter serve as the Company's limited liability company agreement.

NOW THEREFORE, BE IT RESOLVED, that the MIPA, and the issuance of the New Units to the Purchaser pursuant to the same, as well as the AR LLC Agreement, are hereby approved, confirmed and ratified in all respects;

RESOLVED FURTHER, that the Manager and officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to execute and deliver the MIPA, the AR LLC Agreement, and any and all other agreements, or documents required or contemplated by the same or deemed necessary or appropriate in connection therewith, and to take all actions deemed necessary or appropriate to cause the Company's obligations thereunder to be performed; and

RESOLVED FURTHER, that the New Units issuable pursuant to the MIPA, shall be offered, sold and issued in reliance on any applicable exemption from registration provided by the Securities Act of 1933, as amended, and any applicable exemption under applicable state blue sky laws, and that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to execute and file any forms, certificates, notices or other documents that are necessary or appropriate pursuant to federal or state securities laws.

II. General Authorizing Resolution

RESOLVED FURTHER, that in addition to and without limiting the foregoing, the Manager and officers of the Company be, and hereby are, authorized to take, or cause to be taken, such further action, and to execute and deliver, or cause to be delivered, for and in the name and on behalf of the Company, all such instruments and documents as such Manager and officer may deem appropriate in order to effect the purpose or intent of the foregoing resolutions (as conclusively evidenced by the taking of such action or the execution and delivery of such instruments, as the case may be) and all actions heretofore taken by the Manager and officers and agents of the Company in connection with the subject of the foregoing recitals and resolutions be, and it hereby is, approved, ratified and confirmed in all respects as the act and deed of the Company;

RESOLVED FURTHER, that any and all acts authorized pursuant to these resolutions and performed prior to the passage of these resolutions are hereby ratified, approved and confirmed in all respects; and

RESOLVED FURTHER, that this written consent may be signed in counterparts, each of which shall be deemed an original, and all of which shall constitute one instrument.

[*signature page follows*]

IN WITNESS WHEREOF, the undersigned has executed the foregoing action by written consent as of the date first written above.

MEMBER:

HUGO CHRISTOPHER HINRICHSEN

By:________________________________

MANAGER:

HUGO CHRISTOPHER HINRICHSEN

By:________________________________

EXHIBIT A

FORM OF MIPA

[ATTACHED]

Title	Positive Polar LLC - Admission New Member
File name	Positive Po...reement.pdf and 2 others
Document ID	d5a74ab1e650e8e49a4c42256cc62027cfa13f50
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History

SENT	**06 / 02 / 2023** 16:48:24 UTC-4	Sent for signature to Jennifer Lynn Bonilla (jenn.bonilla@positivepolar.com) and Hugo Christopher Hinrichsen (hugo.hinrichsen@positivepolar.com) from pieter@nextlegal.us IP: 99.29.228.177
VIEWED	**06 / 02 / 2023** 16:49:58 UTC-4	Viewed by Hugo Christopher Hinrichsen (hugo.hinrichsen@positivepolar.com) IP: 186.11.6.216
VIEWED	**06 / 02 / 2023** 16:50:03 UTC-4	Viewed by Jennifer Lynn Bonilla (jenn.bonilla@positivepolar.com) IP: 71.145.212.82
SIGNED	**06 / 02 / 2023** 16:50:26 UTC-4	Signed by Jennifer Lynn Bonilla (jenn.bonilla@positivepolar.com) IP: 71.145.212.82

Title	Positive Polar LLC - Admission New Member
File name	Positive Po...reement.pdf and 2 others
Document ID	d5a74ab1e650e8e49a4c42256cc62027cfa13f50
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History

SIGNED	**06 / 02 / 2023** 17:25:13 UTC-4	Signed by Hugo Christopher Hinrichsen (hugo.hinrichsen@positivepolar.com) IP: 186.11.6.216
COMPLETED	**06 / 02 / 2023** 17:25:13 UTC-4	The document has been completed.